Exhibit 99.1

China Digital TV Announces Receipt of Preliminary Non-binding Proposals to Acquire Beijing Super TV and Dagong Technology

BEIJING, July 15, 2016 /PRNewswire/ — China Digital TV Holding Co., Ltd. (NYSE: STV) ("China Digital TV" or the "Company"), the leading provider of cloud-based application platforms and conditional access ("CA") systems which enable China's digital cable television market to offer and secure diversified content services, today announced that its board of directors (the “Board”) has recently received two non-binding proposals (the "Non-binding Proposals") to acquire, respectively, Beijing Super TV Co., Ltd. (“Super TV”) and Beijng Dagong Technology Co., Ltd.(“Dagong Technology”) which are subsidiaries of the Company.

Mr. Jianhua Zhu, Chief Executive Officer of China Digital TV, and Mr. Dong Li, President of Super TV, proposed to acquire all of the equity interest in Super TV beneficially owned by China Digital TV based on an enterprise valuation of RMB 600million (approximately US$90 million) for 100% of Super TV (the “Super TV Transaction”). China Digital TV currently indirectly owns 90.09% of Super TV’s total equity interest. According to their Non-binding Proposal, Mr. Zhu and Mr. Li (the "Super TV Buyers") intend to, actingly jointly, establish an acquirsition vehicle to implement the Super TV Transaction and, if the Company is willing to move forward with the Super TV Transaction, the Super TV Buyers will promptly commence discussions and negotiations with the Company of the terms of the Super TV Transaction and initiate their due diligence process.

Mr. Zengxiang Lu, Chairman of China Digital TV, and Mr. Shizhou Shen, manager of Dagong Technology, proposed to acquire all of the equity interest in Dagong Technology beneficially owned by China Digital TV based on an enterprise valuation of RMB20 million(approximately US$3million) for 100% of Dagong Technology (the “Dagong Transaction”). China Digital TV currently indirectly owns 80% of Dagong Technlolgy’s total equity interest. According to their Non-binding Proposal, Mr. Lu and Mr. Shen (the "Dagong Buyers") intend to, actingly jointly, establish an acquisition vehicle to implement the Dagong Transaction and, if the Company is willing to move forward with the Dagong Transaction, the Dagong Buyer will promptly commence discussions and negotiations with the Company of the terms of the Dagong Transaction and initiate their due diligence process.

The Board has formed a special committee comprised of three independent directors, Songzuo Xiang, Michael Elyakim and Jianyue Pan, to evaluate the above mentioned two transactions as proposed by the Non-binding Proposals.

The Board cautions China Digital TV’s shareholders and others considering trading in its securities that the Board recently received the Non-binding Proposals and no decisions have been made with respect to the Company’s response thereto. There can be no assurance that any definitive offer will be made, that any legally binding agreement will be executed, or that these or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About China Digital TV

Founded in 2004, China Digital TV enables television network operators to manage, extend and diversify content services across households and public areas in China. China Digital TV is the leading provider of cloud-based application platforms and network broadcasting platform services to Chinese cable operators, helping them to effectively bring mobile gaming apps and other entertainment options to household television sets, and extend cable programming outside the home to any mobile device. China Digital TV is also the leading provider of CA systems in China's digital television market. CA systems enable television network operators to secure the delivery of content to their subscribers. The Company cooperates with nearly all of China's cable television operators.

For more information please visit the Investor Relations section of China Digital TV's website at http://ir.chinadtv.cn.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as "will", "expects", "anticipates", "future", "intends", "plans", "believes", "estimates", "may", "should" and similar expressions. China Digital TV may also make forward-looking statements in its periodic reports filed with the Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Digital TV's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement, including but not limited to the following: competition in the CA systems, digital television, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the progress of the television digitalization in the PRC, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the CA systems, digital television, cable television and related industries, including the extent of non-PRC companies' participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government's policies with respect to economic growth, foreign exchange and foreign investment.

Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

For investor and media inquiries, please contact:

China Digital TV Holding Co., Ltd.

Nan Hao

Investor Relations Manager

Tel: +86-10-6297-1199 x 9780

Email: ir@chinadtv.cn

ICR, Inc.

Vera Tang

Tel: +1 (646) 328-1950

Email: stv@icrinc.com

SOURCE China Digital TV Holding Co., Ltd.